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ASPEN TECHNOLOGY TO ACQUIRE CHESAPEAKE DECISION SCIENCES

Merger with Supply Chain Pioneer to Improve Manufacturer's Productivity by More Tightly Linking Plant and Business Operations


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CAMBRIDGE, Mass.--April 29, 1998--Aspen Technology, Inc. (NASDAQ:AZPN), the
leading provider of Smart Manufacturing software and services for the process industries, today announced that it has entered into a definitive agreement to acquire Chesapeake Decision Sciences, Inc., a pioneer in and leading supplier of highly configurable software solutions for the rapidly growing manufacturing supply chain market. This acquisition unites Chesapeake's extensive supply chain expertise and technology with the deep process knowledge embodied in AspenTech's Plantelligence(TM) solutions, enabling manufacturers to more quickly and effectively respond to real-time changes in supply and demand. The combination of these technologies enhances the strategic value to customers of the Plantelligence suite, for the first time offering the process industries the opportunity to increase efficiency across a broader range of business activities, from manufacturing to distribution and enterprise-wide supply chain management.

AspenTech will leverage Chesapeake's process industry focus and exceptional technology base to offer its customers a far more valuable and truly differentiated solution. At the same time, AspenTech will invest additional resources to market more aggressively Chesapeake's supply chain solutions in the semiconductor, consumer packaged goods, and food and beverage industries, where Chesapeake's integrated forecasting, planning and scheduling solutions have enjoyed great success. AspenTech intends to integrate MIMI(R) (Manager for Interactive Modeling Interfaces) with the Plantelligence suite, as well as to enhance, market and support MIMI as a stand-alone product for applications where Plantelligence functionality is not required.

Based in New Providence, New Jersey, Chesapeake develops and markets MIMI, an adaptable, integrated decision support platform designed to optimize production planning and scheduling. MIMI simplifies for producers the otherwise highly complex supply chain decisions that maximize asset utilization, minimize raw material costs, maximize product values, control inventories and improve customer satisfaction, using advanced expert system technology and optimization algorithms. MIMI applications support a broad range of supply chain requirements, from strategic planning and demand forecasting to inventory management, plant scheduling, operations planning and available-to-promise functionality. MIMI installations are integrated with enterprise resource planning (ERP) applications from numerous vendors and support a wide variety of UNIX and Windows NT platforms.

Chesapeake serves a wide range of manufacturing industries, with particular strength in chemicals, petroleum refining and petrochemicals, consumer packaged goods, pharmaceuticals and high technology manufacturing. Chesapeake has 120 commercial customers around the world, including 3Com, Amoco, BASF, BP Oil,

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Bridgestone/Firestone, Cypress Semiconductor, Du Pont,. Exxon, Fuji Film,
Goodyear Tire and Rubber, Hoechst Celanese, Iggesund Paperboard, Josiah Wedgwood and Sons, LSI Logic, Mitsubishi Oil, Pharmacia & Upjohn, Quaker Oats, Rhodia (formerly Rh6ne Poulenc), Rockwell Semiconductor, Rohm & Haas, Shell Chemical and Union Camp.

Under the terms of the agreement, AspenTech will issue approximately 2.95 million shares of common stock in the acquisition, which is expected to close in late May and will be accounted for as a pooling-of-interests transaction. Privately held, Chesapeake posted calendar 1997 revenues of approximately $17 million and an operating margin of about 25%. These results will be adjusted to conform to AspenTech's financial policies and presentation format and are therefore subject to revision. AspenTech's historical financial results will be restated subsequent to closing to reflect the combination. Excluding one-time charges in connection with this transaction of approximately $4.0 million, the acquisition of Chesapeake is not expected to be dilutive to fiscal 1998 or 1999 earnings per share.

"This acquisition dramatically increases the strategic value to manufacturers and greatly extends the capabilities of AspenTech's Plantelligence suite, moving us far closer to our vision of complete manufacturing lifecycle integration," observed Larry Evans, AspenTech Chairman and Chief Executive Officer. "Our family of Smart Manufacturing solutions will now more tightly link manufacturing plants with critical business operations, by integrating Chesapeake's sophisticated supply chain functionality with our best-in-class process modeling and optimization software. This unique combination will enable customers to achieve substantially increased productivity by integrating highly accurate, real-time information about actual plant operation with state-of-the-art tools to optimize manufacturing planning and scheduling."

"AspenTech is the ideal partner for Chesapeake, given the strength of their global sales and marketing organization, and our mutual commitment to rigorous, model-based solutions," commented Thomas Baker, Chief Executive Officer and founder of Chesapeake. "Our customers and employees will be well-served by AspenTech's reputation for technical excellence, their success with previous integrations of people and products, and their commitment to customer success."

In the petroleum sector, where AspenTech's existing advanced planning products already enjoy strong leadership, MIMI brings enhanced scheduling functionality and extends AspenTech's planning capabilities to include a number of innovative applications, such as crude trading decision support and demand forecasting functionality. In other vertical manufacturing segments, MIMI augments AspenTech's Smart Manufacturing solutions with highly regarded supply chain offerings in complementary disciplines, such as batch scheduling, operations planning and advanced available-to-promise capabilities. MIMI also features 24 easy-to-use templates used by a variety of manufacturers for supply chain applications, such as semiconductor planning, polymers planning and scheduling, and strategic planning for logistics systems.

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Aspen Technology will operate Chesapeake as a wholly owned subsidiary, headquartered in New Providence, New Jersey. All 85 Chesapeake employees are expected to join AspenTech. During a transition period, Tom Baker will remain in a general management role and longer-term will focus primarily on technology direction.

ABOUT CHESAPEAKE DECISION SCIENCES

Chesapeake Decision Sciences (www.chesapeake.com) is a leading provider of software and consulting for supply chain planning and optimization. Founded in 1982, the company has pioneered many of today's leading supply chain management concepts, as the originator of both the applications environment approach and intelligent available-to-promise functions, among other key innovations. The MIMI decision support applications environment enables planning, scheduling and optimization solutions to be implemented quickly and easily. Manufacturers have reported substantial cost savings and customer service improvements through their use of MIMI software, which has been implemented in more than half of the Fortune 500 manufacturing organizations.

ABOUT ASPENTECH

Aspen Technology, Inc. (www.aspentech.com) is a leading supplier of software and services for the analysis, design and automation of process manufacturing plants in industries such as chemical, petroleum, pharmaceuticals, electric power, pulp and paper, and metals. Process manufacturers use AspenTech's solutions to improve the way they design, operate and manage their plants. These solutions enable customers to reduce their raw material, energy and capital expenses, meet environmental and safety regulations, improve product quality and shorten the time required to get new production processes on stream. AspenTech employs more than 1,400 and is headquartered in Cambridge, Mass., with offices in 21 countries worldwide.

AspenTech's software and services comprise the Plantelligence suite, the process industry's only complete solution for the Smart Manufacturing System market. Plantelligence brings intelligence to bear on the design, operation and management of manufacturing processes. Deep process knowledge, as well as integration with enterprise systems and the open field, brings AspenTech customers' manufacturing processes closer to True Potential(TM).

This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include the risks set forth under the caption "Risk Factors" in Aspen Technology's Annual Report on Form 10-K for the fiscal year ended June 30, 1997, which factors are incorporated herein by reference.

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AspenTech, True Potential, Plantelligence and the Aspen leaf logo are trademarks of Aspen Technology, Inc., Cambridge, Mass. Chesapeake Decision Sciences, Chesapeake
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and MIMI are all trademarks of Chesapeake Decision Sciences, Inc. All other marks are trademarks of their respective owners.

Contact:

Toni Lee Rudnicki, Vice President Worldwide Marketing or
Aspen Technology, Inc.
(617) 949-1000
tonilee.mdnicki@aspentech.com

Mary Palermo

Laura Kempke
Schwartz Communications, Inc.
(781) 684-0770
laurak@schwartz-pr.com